JONES, WALKER, WAECHTER, POITEVENT,
CARRÈRE & DENÈGRE, L.L.P.
201 St. Charles Avenue
Suite 5100
New Orleans, LA 70170
March 30, 2006
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3720
Washington, D.C. 20549

Attention:	Ms. Kathryn T. Jacobson

RE:	Stewart Enterprises, Inc. Form 10-K for the fiscal year ended October 31, 2005 Filed February 17, 2006 File No. 1-15449
Ladies and Gentlemen:
     On behalf of Stewart Enterprises, Inc. (“Stewart” or the “Company”), we are submitting this letter in response to the comments received from the Commission’s staff (the “Staff”) by facsimile on March 16, 2006, with respect to the above-captioned Form 10-K. The Company has numbered and reproduced below in italics the full text of the Staff’s comments, each of which is followed by Stewart’s response.
Form 10-K for the Fiscal Year Ended October 31, 2005
Preneed—Backlog, Trust Portfolio and Cash Impact of Sales, page 34
Trust Portfolio, page 36

Comment 1.	We note your procedure for determining which preneed contracts are in a loss position.
a.	Citing your basis in the accounting literature, tell us why your analysis is based on the current aggregate market value of the investments instead of the fair value of preneed contract within a jurisdiction or at the lowest level of identifiable cash flows.

b.	Tell us your consideration of costs other than merchandise costs in your estimation of costs to deliver the contracts.

Securities and Exchange Commission
March 30, 2006

Background:
Preneed contracts are sold at current at-need sales prices. A portion of the proceeds received from preneed contracts is placed in trust based on the requirements of state statutes. The proceeds placed in trust are invested with the objective of earning an annual rate of return that will equal or exceed the annual rate of cost increases for the funeral and cemetery service and merchandise sold preneed thereby protecting the Company from any deterioration in gross margin. Over the last 10 years, the Company’s funeral and cemetery service and merchandise trust funds have achieved an average return greater than the average cost increases in funeral and cemetery services and merchandise. These returns have also exceeded the rate of inflation over that time period. As a result, the Company believes the probability of experiencing a loss on any contract in its backlog of preneed contracts is remote.
Response 1.
a. The Company applies guidance within FASB Statement No. 60 “Accounting and Reporting by Insurance Companies” (“SFAS No. 60”), paragraphs 32 through 37, as its basis for assessing potential losses on preneed contracts. As a result, the Company analyzes a portfolio of preneed funeral and cemetery contracts based on geographic locations to determine whether a loss provision is necessary.
The total fair value of a preneed contract consists of the following components:
1)	the proceeds received by the Company from the customer not placed in trust,

2)	receivables from the customer,

3)	the market value (cost plus unrealized gains and losses of investments) of the proceeds received from customers placed in trust, and

4)	realized gains and losses in trust investments from proceeds from customers placed in trust.
In its evaluation of potential loss contracts, the Company considers the aggregate market value of the trust investments because it is the component of the overall fair value of preneed contracts that is subject to fluctuation.

Securities and Exchange Commission
March 30, 2006

b. The Company considers the direct incremental costs to deliver the contracts in its analysis for loss contracts. The direct incremental costs to deliver preneed funerals consist primarily of merchandise costs (such as caskets) and supplies and equipment. With the exception of funeral merchandise costs, Stewart’s funeral business is largely fixed cost in nature since it is necessary for funeral homes to remain operating and prepared to conduct business at all times regardless of the number of funerals performed.
In addition to funeral merchandise costs, funeral director salaries comprise a component of direct incremental costs. However, these costs are semi-variable. Since funeral director costs are semi-variable, only a portion of funeral director salaries are included in the loss contract analysis.
The direct incremental costs to deliver a preneed cemetery contract consist primarily of merchandise costs, such as cemetery markers. A major component of cemetery costs is ground maintenance costs, which are on-going in nature, and do not vary directly with the delivery of merchandise or performance of cemetery services. Substantially all other cemetery costs are fixed general and administrative costs and would be incurred regardless of the volume of cemetery services performed or merchandise delivered.
Currently, the Company expenses preneed selling costs related to preneed funeral and cemetery contracts as incurred, and therefore, does not factor such costs into the loss contract analysis.
Overview of Critical Accounting Policies, page 36

Comment 2.	Please disclose your basis for determining the estimated costs to deliver the contracts and how they impact your loss and funding analysis of preneed contracts.

Response 2.	See Response Number 1 above for a discussion of the costs of delivering preneed contracts.
In the Company’s future filings, the Company will modify the existing disclosure to include the following:

Securities and Exchange Commission
March 30, 2006

“The estimated costs to deliver preneed funeral and cemetery service and merchandise contracts consist primarily of funeral and cemetery merchandise costs, and salaries, supplies and equipment related to the delivery of preneed funerals.”
Deferred Revenue and Revenue Recognition, page 36

Comment 3.	In future filings, please address material implications or uncertainties associated with the methods, assumptions and estimates underlying your measurement of deferred revenue. We note your disclosure on pages 75 and 76 identifying multiple components of deferred revenue. Refer to Section III.V of the Commission Guidance Regarding MD&A at http://www.sec.gov/rules/interp/33-8350.htm
Response 3.	The Company does not believe that there are any material implications or uncertainties, as there are no material assumptions or estimates in the Company’s measurement of deferred revenue. Deferred revenue is reconciled to the underlying contracts. The components of deferred revenue are separately identifiable by product on the Company’s contracts.
Consolidated Statements of Cash Flows, page 65

Comment 4.	Tell us whether and how the activities of the preneed funeral and cemetery merchandise and services trust and cemetery perpetual care trusts are reflected in the consolidated statements of cash flows. Please cite your basis in the accounting literature that supports your treatment.

Response 4.	With respect to preneed funeral merchandise and service trusts, the net change in the balance sheet line items “preneed funeral deferred revenue,” “non-controlling interest in funeral trusts” and “preneed funeral receivables and trust investments” are included in the line item “Net effect of preneed funeral production and maturities” under cash provided by operating activities on the cash flow statement. With respect to cemetery merchandise trusts, the net change in the balance sheet line items “preneed cemetery deferred revenue,” “non-controlling interest in cemetery trusts” and “preneed cemetery receivables and trust investments” are included in the line item “Net effect of preneed cemetery production and deliveries” on the cash flow statement under cash provided by operating activities. The activity with respect to perpetual care trust funds is included in the net income line on the statement of cash flows under cash provided by operating activities. The Company follows the provisions of paragraphs 21 and 22 of SFAS No. 95, “Statement of Cash Flows” to record these activities of the trusts as operating activities because such amounts will enter into the determination of net earnings when the contracts turn at-need.

Securities and Exchange Commission
March 30, 2006

The cash flows from the Company’s trusts are used solely in the performance of preneed services, delivery of preneed merchandise and maintenance of the Company’s cemeteries. The Company’s primary operations consist of selling, performing and delivering funeral and cemetery services and merchandise at-need and preneed. The Company engages in trust activities based on the requirements of state laws that have been enacted to protect consumers from misappropriation of funds before the service or merchandise provider fulfills its deferred contractual obligations to the consumer.
The secondary reason for the investment in trusts is to protect the Company from the rise in future merchandise and services costs. When the contracts are delivered and the obligation to the consumer is fulfilled, the sales price of the contract and the corresponding accumulated trust earnings over the life of the contract are included as funeral and cemetery revenue and any cash in the trusts is withdrawn and distributed to the Company. For these two reasons, the Company views its trust investments as intrinsic to its primary operations and required by state law and, therefore, an operating activity.
Although the Company consolidates the trusts under FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities,” (FIN 46R) as the trusts represent variable interest entities of the company, the Company is not the legal beneficiary of the trusts under state laws. The legal beneficiaries of the trusts are the customers; therefore, their interest in the trust represents a non-controlling interest in the trusts. Accordingly, the Company views the activities within the trusts as the non-controlling interest holders’ activity.
Therefore, the sales and purchases of the investments within the preneed funeral and cemetery merchandise and service trusts are not considered the Company’s purchases and sales of investments under Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”
The funds within the trusts that are utilized to purchase investments and that are received from the sales of the investments remain within the various trusts and are not immediately distributable to the Company until state statutes allow the legal withdrawal of funds in the trust. If the Company fails to fulfill its obligation to the customer, the

Securities and Exchange Commission
March 30, 2006

funds in trust are legally refundable to the customer. Based on the legal structure of the trusts, the Company does not believe it is appropriate to classify any trust activities as cash flows from investing activities. The Company does disclose the sales and purchases of, and the gains and losses on, the trust funds in its footnotes, which were Notes 5-7 in the 2005 Form 10-K.
(3) Summary of Significant Accounting Policies
(j) Cemetery Revenue, page 76
(k) Preneed Funeral and Cemetery Merchandise and Service Trusts and Cemetery Perpetual Care Trusts, page 77.

Comment 5.	For the purpose of recognizing deferred revenue from distributed and distributable trust earnings (from preneed funeral and cemetery merchandise and services trusts) tell us and disclose on what basis you are permitted to withdraw cash before the service or merchandise is delivered. For the purpose of recognizing investment earnings in cemetery revenues, tell us and disclose when earnings are “realized and when they are permitted to be legally withdrawn by the Company.”

Response 5.	In the Company’s future filings, the Company will modify the existing disclosure as follows:
“Withdrawals from preneed funeral and cemetery merchandise and service trusts are made when state laws allow the Company to withdraw such funds. Based on various state statutes, the Company is sometimes allowed to withdraw a portion of the trust assets prior to the service or merchandise being delivered. Although the Company is allowed to withdraw cash prior to the delivery, the Company defers the revenue associated with such early withdrawals until the underlying contracts are delivered.”
In connection with the adoption of Staff Accounting Bulletin No. 101 (“SAB 101”) the Company discussed and agreed with the Staff that the revenue associated with these early withdrawals should be deferred until such time as the underlying contracts are delivered. An example of permissible early withdrawals would be in the state of Texas, where the Company is allowed to withdraw cash from the trust funds to pay the taxes on earnings from contracts sold prior to 1988.
In the Company’s future filings, the Company will modify the existing disclosure as follows:

Securities and Exchange Commission
March 30, 2006

“Earnings from perpetual care trust funds are recognized as cemetery revenue when the earnings are distributable from the trusts based on state laws. Investment earnings are considered realized in the perpetual care trusts when dividends are received on common stocks, when investment income is received on fixed income securities and when capital gains and losses are realized through sale of securities.”
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings. The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. The Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.
If you have any questions or comments, please contact the undersigned at (504) 582-8188. The Company would also be willing to discuss these comments with you at your convenience.
Sincerely,
/s/ L.R. McMillan, II
L. R. McMillan, II, Partner
Jones, Walker, Waechter, Poitevent,
          Carrère & Denègre, L.L.P.